Exhibit 99.1

Brookfield Announces the Commencement of the Acceptance Period for its Voluntary Public Takeover Offer for alstria office REIT-AG

•	Offer document published today following approval by German regulator BaFin
•	Acceptance period commences today and ends on January 17, 2022
•	Offer price of EUR 19.50 per share represents a premium of 34.5% compared to the share price prior to stake building by Brookfield and a premium of 6.8% compared to the last reported EPRA NTA
•	The Bidder, together with funds affiliated with the Bidder, control approximately 43% of the total share capital and voting rights of alstria
•	The Offer is supported by alstria’s management and supervisory board

LONDON, December 13, 2021 – Brookfield (NYSE: BAM, TSX: BAM.A) announces that Alexandrite Lake Lux Holdings S.à r.l. (the “Bidder”), a company controlled by one of its private real estate funds, has today published the offer document for the voluntary public takeover offer (the “Offer”) to all shareholders of alstria office REIT-AG (“alstria” or the “Company”) for the acquisition of all outstanding alstria shares, following approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”).

The acceptance period commences today and will end at midnight (CET) on January 17, 2022. During this period, alstria shareholders can accept the Offer and tender their alstria shares for cash consideration of EUR 19.50 per share. This represents a premium of 34.5% compared to the XETRA closing share price on May 21, 2021, the last trading day prior to when Brookfield’s private real estate funds started building a strategic stake in the Company, and a premium of 6.8% compared to the last reported EPRA NTA as of September 30, 2021.

The Bidder, together with funds affiliated with the Bidder, controls approximately 43% of the total share capital and voting rights of alstria. The management and supervisory board of alstria welcome the Bidder’s Offer and believe that the transaction is in the interest of the Company. Subject to their review of the offer document, they intend to support the Offer and recommend that alstria shareholders accept it.

The completion of the Offer will be subject to a minimum acceptance threshold of 50 percent plus one alstria share (including the shares already held by funds affiliated with the Bidder) and the receipt of foreign investment clearance in Germany. The German Federal Cartel Office (Bundeskartellamt) was notified of the transaction and approved the transaction on November 18, 2021.

There are no requirements in connection with financing, legal or any other purposes to enter into a domination agreement and/or profit and loss transfer agreement (“DPLTA”) and the Bidder has committed not to enter into a DPLTA and not to initiate a squeeze-out for at least three years following completion of the Offer.

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The Offer is made on and subject to the terms and conditions set out in the offer document, the publication of which has been permitted by BaFin. The offer document and a non-binding English translation, alongside other information relating to the Offer, are available at www.lake-offer.com.

Copies of the German offer document and non-binding English translations can be obtained free of charge through the settlement agent, Morgan Stanley Europe SE, New Issue Operations, Große Gallustraße 18, Floor 9, 60312 Frankfurt am Main, Germany (requests to be sent with the full postal address by fax to +49- 69-2166-7676 or e-mail to newissues_germany@morganstanley.com).

Details on how the Offer can be accepted are set out in the offer document. To tender their shares, alstria shareholders should contact their respective custodian bank.

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About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is one of the world's leading alternative asset management firms with approximately US$650 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Marie Fuller Tel: +44 020 7408 8375 Email: marie.fuller@brookfield.com Felix Morlock Brunswick Group Tel: +49 173 8780702 Email: lakeger@brunswickgroup.com	Investor Relations: Linda Northwood Tel: +1 (416) 359-8647 Email: linda.northwood@brookfield.com

Important Notice

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in the Company. The Offer itself as well as its terms and conditions and further provisions concerning the Offer are set out in the offer document. Investors and shareholders of the Company are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Offer.

The Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Forward-Looking Statements

This news release may contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. In some cases, you can identify forward-looking statements and information by words such as “intends,” “expects,” “believes,” “approximately,” “estimate,” “may,” “predict,”

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“plan,” “should,” “will,” and “would” or the negative version of these words or other comparable or similar words that are predictive in nature or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Although Brookfield believes that forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward- looking statements include the ability to obtain regulatory approvals and meet other closing conditions; a delay in the closing of the investment; the general political, economic and market conditions; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make investment decisions with respect to Brookfield or otherwise, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release and its contents do not constitute and should not be construed as a recommendation to buy; an offer to buy or solicitation of an offer to buy; an offer to sell; advice in relation to, any securities of Brookfield or alstria office REIT-AG

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